UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) No. 90.400.888/0001-42

Company Registration (“NIRE”) No. 35.300.332.067

Minutes of the Board of Directors Meeting held on August 26th, 2015

On August 26th, 2015, at 10:30 a.m., at the headquarter of Banco Santander (Brasil) S.A. (“Company” or “Santander”) and through videoconference, meets the Board of Directors, with the attendance of all of its members, to take resolutions on the following Agenda:

I. To approve the consolidated Financial Statements of the Prudential Group, regarding June 30th, 2015, to comply with Resolution CMN No. 4.280 of October 31st, 2013, as well as Directive Release BACEN No. 3.701 of March 13th, 2014 and Directive Release BACEN No. 3.561 of April 25th, 2014, as well as goodwill amortization, according to the Executive Board proposal presented by Mr. Carlos Rey de Vicente.

II. To take knowledge of the financial results of July, 2015, as well as the results of the second quarter compared to the competition, conforming the material presented by Mr. Carlos Rey de Vicente.

III. To approve the Ombudsman Department Report regarding the first semester of 2015 and corrective measures due to the complaints received, for purposes of complying with the provision set forth in Article 2, items V and VI of Resolution CMN No. 3.849 of March 25th, 2010, in accordance with the material presented by Mr. Carlos Rey de Vicente; and

IV. To approve the amendments to the Audit Committee Bylaws, as per the proposal sent by the Coordinator of the Audit Committee, Mr. René Luiz Grande.

The matters were discussed, analyzed and approved by unanimity of the Board of Directors’ members.

It remained formalized that: (i) The aforesaid consolidated Financial Statements of the Prudential Group and the documents that are part of it were object of a report without restrictions issued by the Independent Auditors and a favorable recommendation of the Audit Committee; and (ii) The mentioned Ombudsman Department Report regarding the first semester of 2015 was object of an report without restrictions issued by the Independent Auditors and a favorable recommendation of the Audit Committee.

There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors members and the Secretary.

São Paulo, August 26th, 2015.

Signatures: Mr. Sergio Agapito Lires Rial – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina – Vice-Chairman of the Board of Directors; Messrs. Conrado Engel, José de Paiva Ferreira and José Antonio Alvarez Alvarez - Directors; Messrs. Álvaro Antônio Cardoso de Souza and Celso Clemente Giacometti and Mrs. Marília Artimonte Rocca and Viviane Senna Lalli - Independent Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Mara Regina Lima Alves Garcia

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 26, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer